

Mail Room 3233

June 21, 2016

Via E-mail
Justin G. Knight
President and Chief Executive Officer
Apple Hospitality REIT, Inc.
814 East Main Street
Richmond, Virginia 23219

   Re: **Apple Hospitality REIT, Inc.**
       Registration Statement on Form S-4
       Filed May 24, 2016
       File No. 333-211564

Dear Mr. Knight:

  We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

  After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. As you know, we are reviewing your Form 10-K for the fiscal year ended December 31, 2015, and we have issued comments in connection with that review. To the extent comments issued in the review of your Form 10-K also apply to your registration statement on Form S-4, please revise accordingly. Please note that we will not be in a position to declare your registration statement effective until you have resolved all comments raised on the Form 10-K.

Interests of Apple REIT Directors and Executive Officers in the Merger, page 18

2. We note your disclosure on pages 4, 6, 18 and throughout the registration statement regarding the various interests of directors and executive officers in the merger. Please revise your disclosure in the summary and throughout to quantify these interests,

including, without limitation, the exchange of Apple Ten options, the conversion of the Apple Ten Series B convertible preferred shares and the consummation of the transactions contemplated by the termination agreement.

Risk Factors, page 30

3.   Please revise to discuss the risks related to the fact the board committees and financial advisors considered relative market values given the lack of liquidity and volatility of Apple Ten units or tell us why this is not material.

The combined company will have additional indebtedness following the merger…, page 34

4.   Please revise your disclosure to quantify the existing indebtedness of Apple Hospitality and Apple Ten as well as the indebtedness of the combined company following the merger, including the quantifying the debt incurred to facilitate the merger.

Background of the Merger, page 55

5.   We note your disclosure that "the Apple Hospitality board held a special meeting to discuss several potential acquisition opportunities that management had identified for consideration, including a potential transaction with Apple Ten." Please revise to provide a more detailed description of other acquisition opportunities considered and the reasons those alternatives were not pursued.

6.   Please explain how merger consideration from Apple Hospitality's preliminary non-binding indication of interest proposal dated December 10, 2015 and the revised proposal dated February 11, 2016 was determined. Similarly, please explain how the Apple Ten special committee determined the merger consideration for the counterproposal.

Opinion of Apple Hospitality's Financial Advisor, page 69

7.   We refer to your "Apple Ten Selected Publicly Traded Company Analysis" and "Apple Ten Selected Acquisition Analysis" disclosure on page 73 and 74, respectively. Please tell us whether any comparable company and/or acquisitions meeting the selection criteria were excluded from the analyses. If so, please revise your disclosure to disclose the companies and/or transactions excluded and provide the reasons for such exclusions. This comment also applies to the comparative analysis disclosure in the "Opinion of the Apple Ten Special Committee's Financial Advisor" section.

Opinion of Apple Ten Special Committee's Financial Advisor, page 76

8.   We note that your disclosure on page 84 of the registration statement regarding the material relationships between Citi and Apple Hospitality does not provide a quantitative description of the fees paid to Citi and its affiliates by Apple Hospitality and its affiliates. Please revise to provide this disclosure or advise.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement, please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Folake Ayoola, Senior Attorney, at (202) 551-3673 or me at (202) 551-3401 with any other questions.

Sincerely,

/s/ Jennifer Gowetski

Jennifer Gowetski
Senior Counsel, Office of Real
Estate and Commodities

Cc: Paul D. Manca
       Hogan Lovells US LLP